SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 20, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	April 20, 2007

TAM announces pricing of bond offering

São Paulo, April 20, 2007 – TAM (Bovespa: TAMM4 and NYSE: TAM) announced today that TAM Capital Inc. has priced an offering of US$300 million 7.375% Senior Notes due 2017 (“Notes”) in a transaction exempt from registration under the United States Securities Act of 1933, as amended ("Securities Act"). TAM and its subsidiary, TAM Linhas Aéreas S.A., will guarantee the Notes. The Notes will be senior unsecured debt obligations of TAM. TAM intends to use the proceeds of the offering to be used primarily to finance fleet renewal and expansion and the remainder used for general corporate purposes. The transaction is expected to close on April 25, 2007.

In connection with the notes, TAM capital will enter into a registration rights agreement providing that it will use its reasonable best efforts to file with the United States Securities and Exchange Commission and cause to become effective a registration statement relating to an offer to exchange the notes for an issue of registered notes with terms identical to the notes, except that the exchange notes will not be subject to restrictions on transfer or to any increase in annual interest rate as described in the agreement.

The notes (and the guarantees) have not been and, except as contemplated by the registration rights agreement, will not be registered under the Securities Act and may not be offered or sold (a) in the United States absent registration under the Securities Act or an applicable exemption from registration under the Securities Act, or (b) in any other jurisdiction in which such offer or sale is prohibited. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the notes.

Investor Relations Contact:
Phone.: (55) (11) 5582-9715
Fax: (55) (11) 5582-8149
invest@tam.com.br
www.tam.com.br/ri

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of TAM. These are merely projections and, as such, are based exclusively on the expectations of TAM’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in TAM’s filed disclosure documents and are, therefore, subject to change without prior notice.

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and held a 51.7% domestic market share and 62.9% international market share at the end of March 2007. TAM operates regular flights to 48 destinations throughout Brazil. It serves 75 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 3.8 million subscribers and has awarded more than 4.2 million tickets.

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.